Exhibit 2.1

Explortex Energy Inc.

CONFIDENTIAL

February 29, 2012

POINT CAPITAL BARNETT SHALE INVESTORS, G.P.
c/o Point Capital Partners, LLC
383 Main Street, Suite 202
Chatham NJ 07928

Attention: Theodore D. Williams

Dear Sirs:

This acquisition agreement sets forth the terms and conditions under which Explortex Energy Inc. ("Explortex" or the "Company") agrees to purchase Point Capital Barnett Shale Investors, G.P. ("PCBSI1"). As defined in Appendix I, PCBSI1 owns various Working Interests in fourteen (14) Barnett Shale wells located in Denton County, TX, which are operated by Eagle Ridge Energy. As consideration, Explortex Energy, Inc. will issue $168,750.00 (the "Purchase Price") of Convertible Preferred A Securities, with a designated value of $1,800 per share (collectively, the "Transaction"). The Company will not be required to make y deposit in advance of the Transaction (the "Deposit").

Purchase and Sale Agreement

1.  The purchase and sale will be completed on and subject to the terms and conditions of a formal purchase and sale agreement (the "Purchase and Sale Agreement") which, in addition to the customary terms and conditions for agreements of this type, would have the following key terms:

(a)	upon execution of the Purchase and Sale Agreement, the Deposit will become subject to the terms thereof;

(b)
at Closing, (i) Explortex will pay to PCBSI1 the Purchase Price, (ii) PCBSI1 will cause your legal counsel to place the Deposit into an escrow account (the "Escrow Account") with an escrow agent that is mutually acceptable to us and PCBSI1;

(c)	at Closing, PCBSI1 will transfer and convey to us documentation representing all of the ownership interests, duly endorsed in blank and ready for transfer;

(d)	at Closing, Explortex will own 100% of the working interest held by PCBSI1 in the Barnett Property which will provide the Company ownership of the working interests in the Barnett Property,

(e)	the Closing will be subject to the following conditions precedent:

(i)
100% of the working interest held by PCBSI1 in the Barnett Property, and the Barnett Property will be subject to no other security interests, charges, encumbrances or burdens of any nature or kind whatsoever save and except for the royalty and overriding royalty interests discussed herein, with the exception of the offer letter from Eagle Ridge to acquire the assets from PCBSI1;

(ii)
PCBSI1 will have delivered to the Company financial statements of PCBSI1 for the years of ownership, recognizing that R.L.Adkins Corp. may not have delivered to PCBSI1 all the material financial information from which PCBSI1 can derive accurate financial statements and, if required,

(iii)	Explortex will have completed our due diligence review of PCBSI1 and the Barnett Property;

(iv)
Explortex will have executed a mutually acceptable Purchase and Sale Agreement which will name the entity taking title to the working interests in the Barnett Property as the acquisition holding corporation, or"buyer," thereunder; and

(v)	PCBSI1 shall obtain approval from its managing general partners and all other necessary approvals, if any.

(f)
upon delivery to Explortex of the financial information and completion of our due diligence on the Company and the Barnett Property (which due diligence will be deemed to be completed within fourteen business days of our receipt of the financial records, unless Explortex advises PCBSI1 prior to such time that our due diligence review has uncovered items which prevent us from closing the transactions contemplated herein) the Deposit will become non-refundable;

(g)	following the Closing, PCBSI1 will covenant to us to co-operate fully in the preparation of such pro forma financial statements as are required by Regulation SB;

(h)
following the Closing, Explortex will covenant to PCBSI1 to provide all of the shareholders of the Company overriding royalties on the Barnett Property with copies, at least annually, of engineering reports with respect to the Barnett Property;

(i)	following the Closing, the Company will agree to the following governance provisions and shall cause all the necessary approvals to establish the following:

(a)	the Company shall form a board of five members;

(b)
Point Capital Partners ("PCP"), the investment manager of PCBSI1, and/or its designees, shall have a permanent right to hold two of the Company's board seats, provided, however, that should other assets be acquired by the Company from PCP or an entity managed or controlled by PCP, these other acquisitions shall not increase this number;

(c)
The Company shall amend its operating agreement to reflect the provisions that major decisions (i.e. bringing in outside investors and suffering major dilution, selling the Company or substantially all the Company, etc.) shall be decisions made by the majority of its shareholders;

(d)
PCP shall have the right to manage the books and records of the Company and shall be compensated in cash under a separate agreement. Ted Williams shall be named as a signatory required for the Company's bank accounts and the Board of the Company shall define other signatory requirements;

(e)
the Company will contemplate hiring one or more permanent employees to assist in managing the day-to-day affairs of the Company. The necessary funding requirements for this will be contemplated in the fund raisings of the Company.

(j)
from the date of execution of the Purchase and Sale Agreement until the Closing, PCBSI1 will agree not to, directly or indirectly, solicit, initiate or encourage submission of proposals or offers from any third party relating to any acquisition, purchase, option to purchase, merger, consolidation, business combination or sale of assets of the Company which would impair in any way your ability to perform your obligations under the Purchase and Sale Agreement;

(k)	the Closing will be required to occur on or before March 30, 2012. Confidentiality

2.  Except as may be required by any rule, regulation or law of any kind whatsoever which is applicable to either of us, and except for discussions and communications with our existing or potential advisors, counsel, affiliates, and funding sources (provided that such persons are subject to confidentiality agreements or duties no less stringent that those provided for herein) for a period of two (2) years from the termination of this Acquisition Agreement, each of us shall keep confidential all discussions and communications between us regarding the transactions contemplated in this Acquisition Agreement, including, without limitation, all information communicated herein and all written and printed materials of any kind whatsoever exchanged between us concerning such transactions. Explortex will work In good faith to enter into a mutually agreeable non-disclosure agreement if requested by either party subsequent to the execution of this Acquisition Agreement. In the event that either of us is required by law to disclose any such information, that party shall first provide the other with prior written notice of such requirement so that that party, at its option, may seek a protective order. If, in the absence of a protective order, that party is nonetheless, in the written opinion of its legal counsel, required by law to disclose any such information, disclosure may be made only as to the information legally required to be disclosed. All information disclosed shall be and shall remain the property of the party disclosing the information. Within five (5) days after being so requested by either party, both parties shall return or destroy all documents furnished by the other. Any oral information shall remain subject to the confidentiality obligations set forth in this Acquisition Agreement. Explortex further agrees that, except as necessary to facilitate the transactions contemplated herein, the existence and terms of this Acquisition Agreement are confidential and shall not be disclosed to any person or entity until such disclosure is approved in advance by both of us in writing and then only to the person or entity specified in such approval.

Non-Circumvention

3.  We both agree that we will not solicit business from any existing supplier, customer, client or contact of each other for the purpose of circumventing our relationships with such supplier, customer, client or contact and/or competing with each other during the Term of this Agreement or for a period of two (2) years from the termination of this Acquisition Agreement without prior written authorization. We both further agree that we will not solicit any of the employees of the other to leave their employment in any manner whatsoever (save and except as expressly provided for herein), nor employ or engage the services of any employee or existing independent contractor of the other who is or was an employee or independent contractor of the other during the currency of this Agreement or for a period of two (2) years from the termination of this Acquisition Agreement without prior written consent. We both acknowledge and agree that we both have a material interest in preserving the relationships we have developed with our respective suppliers, customers, clients or contacts against impairment by competitive activities of other persons and entities. Accordingly, we both agree that the restrictions and covenants contained in this Acquisition Agreement are of the essence of this Acquisition Agreement and constitute a material inducement by each party to the other to disclose the information referred to in section 5 hereof.

Injunction

4.  We both agree that money damages would not be a sufficient remedy for breach of either section 5 or 6 this Agreement and that in addition to other remedies, each offended party shall be entitled to specific performance and injunctive or other equitable relief, and in such circumstances the offending party agrees to waive posting of a bond to secure any such equitable relief hereunder.

Termination

5.  Unless otherwise agreed by both of us in writing, this Acquisition Agreement will terminate at the close of business on March 30, 2012, in the event that the Purchase and Sale Agreement is not executed by such time. In such case, neither of us will have any obligation to the other hereunder except to the extent of the provisions that are expressly stated to survive termination. In addition, we may terminate this Agreement at any time in the event that, as a result of the due diligence review, Explortex becomes aware of an adverse material fact with respect to the Barnett Property not previously disclosed to us. In addition, this Acquisition Agreement may be terminated by PCP if the initial funding for our contemplated bid for R.L. Adkins corporation does not materialize.

General Provisions

6.  We will receive legal advice concerning this Acquisition Agreement and request that PCBSI1 obtain independent legal advice with respect to same before executing it. In executing this Agreement, PCBSI1 represent and warrant to us that PCBSI1 have been advised to obtain independent legal advice, and that prior to the execution of this Agreement PCBSI1 have obtained independent legal advice or have, in your discretion, knowingly and willingly elected not to do so.

Assignment

7.  PCBSI1 may not assign any part of this Acquisition Agreement. Expiry

8.  The Acquisition Agreement will expire and be of no further force or effect unless accepted in writing prior to the close of business on March 30, 2012.

Please confirm that the foregoing correctly sets forth our understandings by signing and returning to us the enclosed duplicate copy of this Acquisition Agreement. Explortex looks forward to working with PCBSI1 and to the successful conclusion of the proposed transaction.

Yours very truly,

EXPLORTEX ENERGY INC..

/s/ Kenneth E. Martin

Director

POINT CAPITAL BARNETT SHALE INVESTORS, G.P.

Accepted and Agreed to as of
the 29th day of February, 2012

By:	/s/ Theodore D. Williams
Name:	Theodore D. Williams
Title:	Manager, Point Capital Barnett Shale Managers, LLC, its General Partner
c/o Point Capital Partners, LLC
383 Main Street, Suite 202
Chatham NJ 07928

Appendix I

1) Point Capital Barnett Shale Investors, GP ("PCBSI1")

General Partner:	Point Capital Barnett Shale Managers, LLC
Signatory of GP:	Theodore D. Williams — Manager
Address:	c/o Point Capital Partners, LLC
383 Main Street, Suite 202
Chatham NJ 07928

Description:

Point Capital Barnett Shale Investors, GP is comprised of approximately 12 general partners. It was formed in mid-2003 for the sole purpose of acquiring various working interest in a series of Barnett Shale wells formerly operated by R.L. Adkins Corp. ("RLAC") in central Denton county TX and now operated by Eagle Ridge Energy. The leases are titled the Sorrells-Gamble, SorrellsMcBride, Ragle Unit, Baudouin, Joab A and B, Ha and Ro Unit, Acme Brick A, B, C, D and E, Leatherwood and Hilliard-Fulton Unit leases.

The equity invested was $1.1 million and there was additional capitalized debt of $250,000 (advanced by RLAC).

INTEREST OWNER	LEASE NAME(S) / ASSOCIATED WELLS	OPERATOR	OWNERSHIP % (Original)	OWNERSHIP % (Current - Adj for After Payout)

POINT CAPITAL BARNET	THE ACME and ORIGINAL BARNETT SHALE LEASES
SHALE INVESTORS, G.P.	Sorrells-Gamble Unit #1	Eagle Ridge Energy	1.5625%	6.2500%
	Sorrells-McBride A #1	Eagle Ridge Energy	3.1250%	6.2500%
	Ragle Unit #1	Eagle Ridge Energy	3.1250%	6.2500%
	Baudouin B #1	Eagle Ridge Energy	1.5625%	6.2500%
	Joab B #1	Eagle Ridge Energy	1.5625%	6.2500%
	Ha and Ro Unit #1	Eagle Ridge Energy	2.3438%	6.2500%
	Acme Brick C #1	Eagle Ridge Energy	1.5625%	6.2500%
	Acme Brick D #1	Eagle Ridge Energy	2.3438%	6.2500%
	Leatherwood A #1	Eagle Ridge Energy	1.5625%	6.2500%
	Acme Brick B #1	Eagle Ridge Energy	1.5625%	6.2500%
	Joab A #1	Eagle Ridge Energy	1.5625%	6.2500%
	Acme Brick A #1	Eagle Ridge Energy	2.3438%	6.2500%
	Hilliard-Fulton Unit #1	Eagle Ridge Energy	3.1250%	6.2500%
	Acme Brick E #1	Eagle Ridge Energy	0.7813%	6.2500%

A-1